CAMDOG.AI | Video Surveillance as a Service



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Location:
All
Office
Live
Street
Autosalon
Office2
MacBook Pro
Cameras
Location:
All
Reception
LIVE
California, Sacramento

Cloud-based lifetime storage | 2-in-1 VMS & Video Analytics Cloud | Cameras agnostic solution

Product Overview

Camdog delivers an enterprise-level, cloud-based video surveillance as service (VSAAS) platform that is modern and user -friendly. Camdog merges AI-based built-in video analytics with a straightforward user-interface to provide full control when managing physical security across multiple locations.

Camdog's VSAAS is hardware agnostic. We support more than 20,000 IP camera models. We don't push you to use proprietary hardware. Camdog gives you the freedom of choice. We provide a fully modern, cloud-based video surveillance service that eliminates the need for DVR/NVRs, servers, device software, complicated installations, and manual configurations. All that you need is an Internet connection and your IP cameras. Camdog significantly reduces the initial costs of security infrastructure.

The Camdog delivers leading industry features in an easy-to-use cloud-based user-friendly interface. End-users can securely access the Camdog platform from any web browser or mobile device anytime, anywhere. With the Camdog platform

- users can get instant alert notifications for any suspicious activity
- investigate video footage for specific events, people, 500 classes of objects
- integrate with third-party solutions for best-in-class performance.
- guard their property with the unique Camdog mode



Enterprise video surveillance becomes modern, UX friendly, and reliable

Easy Deployment

- Device agnostics
- No DVR/NVRs, servers, or hard drives required
- Add new cameras in as little as one minute Reduces initial costs

Centralized Cloud Management

- Low bandwidth mode via “old” channels
- Possibility of managing thousands of cameras
- 24/7 access from any device anywhere

Reliable storage

- Lifetime cloud storage
- Industry-leading video latency
- End-to-end encryption and automatic updates

User-friendly interface

- No training required - get started in minutes
- Receive instant alerts for predefined events.
- Built-in AI features at no additional cost

Reliable streaming

- 24/7 continuous video monitoring
- ONVIF support
- 20,000+ cameras models supported

AI-based built-in modes

- Camdog™ guard mode
- Humans detections mode
- Object detection mode


Machines
Protect
People

Complete physical security managed effortlessly through an intelligent cloud-based VMS

Advanced Cloud Management

- 24/7 secure, remote access
- Manage unlimited cameras, locations, and users
- Save and share unlimited video clips
- Lowest bandwidth and latency in the market

Instant Alerts notifications

- Get instant notifications on any device
- Automatic alerts for suspicious activity
- Loitering detection
- Camera health monitoring and alerts

Help with Investigations

- Quick video searches
- Group alerts- see only important events
- One minute video clips to help with searching
- Investigate across all cameras and locations

Freedom of use

- Pay as you go plans
- No contracts
- Built-in scheduler to save costs
- Affordable price across the market



How It Works



Connect any IP cam over wire or Wi-Fi and capture HD video footage

24/7 data recording to the Cloud. All video analytics run on the Cloud




CAMDOG.AI
CAMDOG.AI

View video from any browser or device . Everywhere

Choose detection mode and get immediate alerts


Cameras

Camdog Mobile Management

- Add new cameras in two clicks
- Access all cameras and locations from any device
- Built-in live video feed mode
- Monitor multiple locations at once with video walls
- Built-in push notifications

Available for:


9:41
Setup type and borders of alert zone
POLYGON SHAPE EDITING MODE
+ Create a polygon
– Delete a polygon
Recognition Mode
9:41
Cameras
All
Location:
Reception
LIVE


9:41
Notifications of the camera
SMS
Push
Facebook Messenger
Web Push
Email
NOTIFICATION LEVEL
HIGH
You will receive each notification
CUSTOM
You will receive alerts with chosen threshold
0
sec
0

You can use our mobile application on Android or iOS to receive real-time push notifications for alerts, manage your cameras and live video feed.



Don't worry about your data saving. We use 2-factor authentication for mobile access and SSL encrypted connections between mobile devices and cloud servers.




Guard
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- Our AI-based Camdog ™ algorithm monitors the object entrusted to it.
- You just need to select the object on the screen and arm it.
- Whether it's a car on a driveway or a mobile phone in a display case, the system will work when the object begins to leave the security zone.

Benefits

- No servers or hard drives required
- Store footage locally and in the cloud
- Reduce costs by investing in what you need
- Video always accessible in full HD quality

Features

- Full end-to-end encryption at rest and in-transit
- Secure, off-site backup of footage
- 24/7 continuous, real-time cloud storage
- Configure cloud storage on a per camera basis
- Footage stored in full HD video quality


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P KI 342L

Get video evidence before the vehicle arrives or departure

Vehicle recognition as part of Object Detection mode and ALPR analytics helps businesses to obtain vehicle-related video evidence in a simple way.


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Benefits

- Real-time alerts when vehicles are spotted
- Automatically create clips of vehicle events
- Capture and store unlimited license plates

Features

- Acquire vehicle and license plate data
- Real-time alerts for vehicles and license plates
- US,CA,EU license plates in one DB
- Quickly search for vehicles/license plates
- One-minute auto-generated video clips for vehicle alerts
- Automatic vehicle counting
- Exportable vehicle counting data via CSV
- Constantly algorithms and DB improving through ML





Immediate alerts when they are needed most of all

Loitering and suspicious activity detection algorithms from Camdog allow any business to add an additional level of security and peace of mind. Camdog checks what behaviors are normal for a particular environment and what are not and can send an immediate alert when something might need your attention.

Benefits

- Automatic monitoring of your space
- Receive alerts of suspicious behavior
- Added layer of security for peace of mind
- Gets smarter and more powerful over time

Features

- Establish a baseline of what's normal
- 24/7 video monitoring your areas
- Instant notifications sent to any device
- Human posture analysis to monitor human behavior
- Search for suspicious activity
- AI-based algorithms



Unlimited video storage

Camdog provides a lifetime of alerts and video saving with 24/7 cloud storage for data redundancy.


CAMDOG.AI

Features

- We use Google Cloud as our storage partner
- Secure, off-site backup of footage
- 24/7 continuous, real-time cloud storage
- Configure cloud storage on a per camera basis
- Footage stored in full HD video quality

Benefits

→ No servers or hard drives required

→ Reduce initial costs on useless DVR/NVR/Hub's

→ Store "pure" footage in the cloud

→ Video always accessible in full HD quality


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CAMDOG.AI | Human Detection Mode



A new way of detecting people and understanding how to operate space more effectively with people counting data

Human detection mode helps businesses by reducing time to search for events on the footage. Reports with a unique "people counting" feature unlock new insights to make business operations more effective. This gives businesses the ability to get more useful data from video footage for better understanding and instant decision-making.



Total Visitors
8:00 - 9:00 AM
Reception 17
Hall 24
WC 9

People counting gives business the ability to acquire useful data from video evidence for better understanding and operational decision-making.

Benefits

- No complicated software required
- Identify only humans
- Real-time alerts with lifetime strorage
- Review footage based on human events

Features

- Detection only on humans
- Low false alarms
- Customized Region of interest (ROI)
- People counting
- 250 ms automatic threshold event saving

CAMDOG.AI

Contacts



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CAMDOG.AI
YOUR OWN SECURITY AGENCY!
Machines Protect People

E-mail

contact@camdog.ai

Web site

https://camdog.ai

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